Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	For the year ended December 31,
(dollars in millions)	2017	2016	2015	2014	2013	2012

Earnings:
Income before income taxes	$9,320	$17,985	$13,665	$6,450	$6,159	$7,800
Add: Fixed charges, excluding interest on deposits	3,043	3,632	2,120	1,456	1,395	1,467
Earnings available for fixed charges, excluding interest on deposits	12,363	21,617	15,785	7,906	7,554	9,267
Add: Interest on deposits	10,023	15,853	8,755	7,653	6,861	7,172
Earnings available for fixed charges, including interest on deposits	$22,386	$37,470	$24,540	$15,559	$14,415	$16,439
Fixed charges:
Interest expense, excluding interest on deposits	$2,911	$3,357	$1,939	$1,275	$1,227	$1,360
Interest portion of rental expense	132	275	181	181	168	107
Total fixed charges, excluding interest on deposits	3,043	3,632	2,120	1,456	1,395	1,467
Add: Interest on deposits	10,023	15,853	8,755	7,653	6,861	7,172
Total fixed charges, including interest on deposits	$13,066	$19,485	$10,875	$9,109	$8,256	$8,639
Ratio of Earnings to Fixed Charges(1):
Excluding interest on deposits	4.06x	5.95x	7.45x	5.43x	5.42x	6.32x
Including interest on deposits	1.71x	1.92x	2.26x	1.71x	1.75x	1.90x

(1)         The Company had no preferred stock outstanding during any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.